As filed with the Securities and Exchange Commission on February 7, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

ACTIVCARD S.A.

(Name of Subject Company (Issuer))

ACTIVCARD CORP. (Offeror)

and

ACTIVCARD S.A. (Issuer)

(Name of Filing Persons (identifying status as

offeror, issuer or other person))

COMMON SHARES, PAR VALUE EURO 1.00 PER SHARE

AND

AMERICAN DEPOSITORY SHARES

(Title of Class of Securities)

COMMON SHARES, ISIN FR0004151314

AMERICAN DEPOSITORY SHARES, CUSIP 00505N109

(CUSIP Number of Class of Securities)

STEVEN HUMPHREYS

CHIEF EXECUTIVE OFFICER

ACTIVCARD S.A.

6623 Dumbarton Circle

Fremont, California 94555

Telephone: (510) 574-0100

Facsimile: (510) 574-0135

(Name, address and telephone number of persons authorized

to receive notices and communications on behalf of filing persons)

Copy to:

STEPHEN C. FERRUOLO, ESQ.

HELLER EHRMAN WHITE & MCAULIFFE LLP

4350 La Jolla Village Drive, 7th Floor

San Diego, California 92122

Telephone: (858) 450-8400

Facsimile: (858) 450-8499

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This final (the “Amendment”) amends and supplements the tender offer statement on Schedule TO originally filed with the Securities and Exchange Commission by ActivCard Corp., a newly formed Delaware company (“ActivCard Corp.”), and ActivCard S.A., a societé anonyme organized under the laws of the Republic of France (“ActivCard S.A.”) on January 6, 2003 (as amended, the “Schedule TO”). The Schedule TO relates to the offer by ActivCard Corp. to exchange:

•	one share of its common stock, $0.001 par value per share, for every common share, par value Euro 1.00 per share, of ActivCard S.A.; and

•	one share of its common stock, $0.001 par value per share, for every American depositary share (ADS) evidenced by an American depositary receipt (ADR) of ActivCard S.A. (the “Exchange Offer”). Each ADS represents one common share of ActivCard S.A.

In connection with the Exchange Offer, ActivCard Corp. has filed a registration statement on Form S-4 (file no. 333-100067) (the “Registration Statement”) with the Securities and Exchange Commission. The terms and conditions of the Exchange Offer are set forth in the prospectus filed January 6, 2003 pursuant to Rule 424(b)(3) and any prospectus supplement or amendment thereto (the “Prospectus”), which is part of the Registration Statement and the related Form of Acceptance and Letter of Transmittal.

The Exchange Offer expired at 12:00 midnight, New York City time, on February 3, 2003. ActivCard Corp. accepted for exchange all ActivCard S.A. common shares and ADSs validly tendered (and not properly withdrawn) prior to the expiration.

Item 11.    Additional Information

Item 11 is hereby amended and supplemented as follows:

On February 4, 2003, ActivCard Corp. issued a press release announcing the expiration of the Exchange Offer and the acceptance for payment by ActivCard Corp. of all ActivCard S.A. common shares and ADSs validly tendered (and not properly withdrawn) in the Exchange Offer. On February 7, 2003, ActivCard Corp. issued a press release announcing the final results of the Exchange Offer. The press release is contained in Exhibit (a)(1)(xiii) of this Schedule TO and the information set forth in the press release is incorporated by reference.

Item 12.    Exhibits.

An amended and restated list of exhibits filed herewith is contained in the Index to Exhibits, which is incorporated herein by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2003

ACTIVCARD CORP.

By:	/s/ Blair W. Geddes
Name: Blair W. Geddes
Title: Chief Financial Officer

ACTIVCARD S.A.

By:	/s/ Blair W. Geddes
Name: Blair W. Geddes
Title: Chief Financial Officer

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INDEX TO EXHIBITS

EXHIBIT NUMBER

(a)(1)(i)	Form of Acceptance relating to ActivCard S.A. common shares**

(a)(1)(ii)	Letter of Transmittal relating to ActivCard S.A. ADSs**

(a)(1)(iii)	Notice of Guaranteed Delivery relating to ActivCard S.A. ADSs**

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees**

(a)(1)(v)	Letter to Clients re ADSs**

(a)(1)(vi)	Letter to holders of ActivCard S.A. common shares**

(a)(1)(vii)	Letter to holders of ActivCard S.A. ADSs**

(a)(1)(viii)	Press release dated September 24, 2002*

(a)(1)(ix)	Press release dated January 6, 2003*

(a)(l)(x)	Memorandum to ActivCard S.A. Security Holders dated January 22, 2003*

(a)(1)(xi)	Press release dated January 23, 2003*

(a)(1)(xii)	Press release dated February 4, 2003*

(a)(1)(xiii)	Press release dated February 7, 2003

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus dated December 31, 2002**

(a)(5)	Not applicable

(b)	Not applicable

(d)(1)	ActivCard S.A. 1997 Stock Option Plan**

(d)(2)	ActivCard S.A. 1998 Stock Option Plan**

(d)(3)	ActivCard S.A. 1999 Stock Option Plan**

(d)(4)	ActivCard S.A. 2000 Stock Option Plan**

(d)(5)	ActivCard S.A. 2001 Stock Option Plan**

(d)(6)	ActivCard S.A. 2002 Stock Option Plan**

(d)(7)	ActivCard Corp. 2002 Stock Option Plan**

(d)(8)	Employment Offer Letter between Steven Humphreys and ActivCard, Inc. dated October 22, 2001**

(d)(9)	Employment Offer Letter between Blair W. Geddes and ActivCard S.A. dated September 12, 2000**

(d)(10)	Promissory Note dated October 22, 2001**

(g)	Not applicable

(h)(1)	Opinion of Heller Ehrman White & McAuliffe LLP**

(h)(2)	Opinion of Shearman & Sterling LLP**

(h)(3)	Opinion of Linklaters**

*Previously filed pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 13e-4 (e) under the Securities Exchange Act of 1934, as amended.

**Previously filed.

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